Exhibit (a)(5)(G)

Arch Chemicals BV Employee Share Participation Scheme

Election Form in relation to the takeover of Arch Chemicals Inc. by Lonza Group Ltd.

As per the attached letter you are requested to make two elections in relation to the Scheme.

Please elect the shares held by me in the above Scheme as follow;

1.	I wish to accept the Offer of $47.20 in respect of all Arch Chemical Shares held by the Trustees on my behalf.

2.	I wish to reinvest the cash received from the offer on shares held for less than three years into new Lonza Group Ltd. shares subject to the Lonza Group Ltd and Revenue approval

Please note you cannot elect “No” on vote one and “Yes” on vote two.

Failure to return the voting instruction to Mercer on time, or failure to complete the form correctly, will result in the following actions being taken;

Vote 1,
Mercer will not tender your shares and if the merger completes you will receive funds at a later date.  If the merger does not complete you may still hold Arch Chemical shares which may be difficult to trade.  If you do not return your form and you hold shares for less than three years then no reinvestment within the plan can occur.

Vote 2,
If you do not return form and you hold shares for less than three years then the proceeds received on all shares held for less than three years within the scheme cannot be reinvested, will be paid out as cash and you will be liable to income tax and PRSI.

The voting instruction need to be returned to Mercer Human Resource Consulting, Charlotte House, Charlemont Street, Dublin 2 no later than 5pm on Wednesday 7 September 2011.  Alternatively the form can be faxed to 01.4782883.

Name: <NAME>	PPS:

Signature:_________________________

Date:_______________

Daytime Contact number:____________________